SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

COMPUTER TASK GROUP, INCORPORATED

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

205477102

(CUSIP Number)

James M. Lindstrom

AGS SPV I, LLC

330 Railroad Ave., 2nd Floor

Greenwich, Connecticut 06830

(203) 979-4607

Evan Wax

Wax Asset Management, LLC

44 Cherry Lane

Madison, Connecticut 06443

(203) 941-0111

With a copy to:

Stuart Welburn

Corby J. Baumann

Thompson Hine LLP

335 Madison Avenue, 12th Floor

New York, New York 10017

(212) 344-5680

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205477102	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON AGS SPV I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 594,628
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 594,628
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 594,628
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 205477102	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Assurance Global Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 594,628
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 594,628
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 594,628
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 205477102	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON James M. Lindstrom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 594,628
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 594,628
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 594,628
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 205477102	13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Wax Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 375,780
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 375,780
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 375,780
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 205477102	13D	Page 6 of 9 Pages

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on August 28, 2019 (as amended, the “Statement”) with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Computer Task Group, Incorporated, a New York corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Statement. Except as amended and supplemented by this Amendment No. 1, the Statement remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

The total cost for purchasing the Common Stock reported as beneficially owned by SPV, including brokerage commissions, was approximately $2,660,436, which was funded using working capital of SPV and Mr. Lindstrom’s personal funds. SPV and Mr. Lindstrom may effect purchases of securities through the use of margin loans made by brokerage firms in the ordinary course of business, subject to applicable rules and regulations. AGS, as the sole managing member of SPV, and Mr. Lindstrom, as the sole member of AGS, may be deemed to have indirect beneficial ownership of the shares of Common Stock directly owned by SPV.

The total cost for purchases of Common Stock by WAM, on behalf of its customers, including brokerage commissions, was approximately $1,573,494 (including shares held in WAM customer accounts for Mr. Lindstrom). The source of funds for the shares of Common Stock acquired for the accounts of WAM’s customers were funds of such customers. On September 23, 2019, WAM, on behalf of its customers, sold 5,822 shares of Common Stock for an aggregate amount of $27,981 (including brokerage commissions), which funds were for the accounts of WAM’s customers.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) SPV beneficially owns 594,628 shares of Common Stock, which represents 4.1% of the Issuer’s outstanding shares of Common Stock. AGS, as managing member of SPV, and Mr. Lindstrom, as managing and sole member of AGS, may be deemed to have indirect beneficial ownership of such shares. AGS and Mr. Lindstrom disclaim beneficial ownership of such shares for all other purposes, except to the extent of its or his pecuniary interest therein.

WAM beneficially owns 375,780 shares of Common Stock, which represents 2.6% of the Issuer’s outstanding shares of Common Stock. All of the shares of Common Stock that are indicated as beneficially owned by WAM are beneficially owned by WAM on behalf of its investment advisory clients. WAM is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Exchange Act due to its discretionary power to make investment decisions over such shares for its clients. In all cases, persons other than WAM have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares.

In the aggregate, the Reporting Persons acting as a group for purposes of Regulation 13D beneficially own 970,408 shares of Common Stock, which represents approximately 6.7% of the Issuer’s outstanding shares of Common Stock.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on 14,443,915 shares of Common Stock reported by the Issuer as outstanding as of July 31, 2019 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2019.

(b) Each of SPV, AGS and Mr. Lindstrom have shared voting power and shared dispositive power with regard to 594,628 shares of Common Stock. AGS, as managing member of SPV, and Mr. Lindstrom, as managing and sole member of AGS, may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by SPV. AGS and Mr. Lindstrom disclaim beneficial ownership of such shares for all other purposes, except to the extent of its or his pecuniary interest therein.

CUSIP No. 205477102	13D	Page 7 of 9 Pages

WAM has sole voting power and sole dispositive power with regard to 375,780 shares of Common Stock.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

(c) The transactions effected by each of the Reporting Persons in the Common Stock since the filing of the Statement on August 28, 2019 are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

(d) Not applicable as to SPV, AGS and Mr. Lindstrom. All of the shares of Common Stock that are indicated as beneficially owned by WAM are beneficially owned by WAM on behalf of its investment advisory clients. In all cases, persons other than WAM have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares.

(e) Not applicable.

CUSIP No. 205477102	13D	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Issuer.

Dated: October 11, 2019

AGS SPV I, LLC,
by Assurance Global Services LLC, its managing member

/s/ James M. Lindstrom
James M. Lindstrom
Managing Member

ASSURANCE GLOBAL SERVICES LLC

/s/ James M. Lindstrom
James M. Lindstrom
Managing Member

/s/ James M. Lindstrom
James M. Lindstrom

WAX ASSET MANAGEMENT, LLC

/s/ Evan Wax
Evan Wax
President

CUSIP No. 205477102	13D	Page 9 of 9 Pages

Schedule A

Transactions in the Common Stock by the Reporting Persons

since the filing of the Statement on August 28, 2019:

AGS SPV I, LLC:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)(1)
September 24, 2019	11,673	4.80
September 25, 2019	13,650	4.80
September 26, 2019	5,630	4.91
September 27, 2019	42,791	4.90
September 30, 2019	1,451	4.84
October 1, 2019	12,400	4.92
October 2, 2019	18,770	4.98
October 4, 2019	8,100	4.96
October 7, 2019	12,824	4.99
October 8, 2019	6,505	5.00
October 9, 2019	8,776	4.98
October 10, 2019	3,587	4.99

(1)	The price per share reported is the average price. SPV undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the U.S. Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.

Wax Asset Management, LLC:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)(1)
September 23, 2019	(5,822)	4.806

(1)	The price per share reported is the average price. WAM undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the U.S. Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.